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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                Amendment No. 4*


                            AKAMAI TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    00971T101
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 00971T101                                            Page 2 of 5 pages




1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     F. Thomson Leighton

2.   Check the Appropriate Box if a Member of a Group (See Instructions)    (a)
                                                                            (b)
     Not applicable.

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States

                            5.   Sole Voting Power

                                 7,479,575 shares

Number of Shares            6.   Shared Voting Power
Beneficially Owned by
Each Reporting Person            0 shares
With:
                            7.   Sole Dispositive Power

                                 7,479,575 shares

                            8.   Shared Dispositive Power

                                 0 shares


9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,479,575 shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     Not applicable.

11.  Percent of Class Represented by Amount in Row (9)

     6.1%

12.  Type of Reporting Person (See Instructions)

     IN


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CUSIP No. 00971T101                                            Page 3 of 5 pages


ITEM 1(A).     NAME OF ISSUER:

               Akamai Technologies, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               8 Cambridge Center
               Cambridge, MA 02142

ITEM 2(A).     NAME OF PERSON FILING:

               F. Thomson Leighton

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               c/o Akamai Technologies, Inc.
               8 Cambridge Center
               Cambridge, MA 02142

ITEM 2(C).     CITIZENSHIP:

               F. Thomson Leighton is a citizen of the United States.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common stock, $0.01 par value per share.

ITEM 2(E).     CUSIP NUMBER:

               00971T101

ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO RULE
               13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE
               PERSON FILING IS A: Not applicable.

ITEM 4.        OWNERSHIP:

               (a)  Amount Beneficially Owned: 7,479,575 shares

               (b)  Percent of Class: 6.1%

               (c)  Number of shares as to which such person has:

                    (i) Sole power to vote or to direct the vote: 7,479,575 shares

                    (ii) Shared power to vote or to direct the vote: 0 shares

                    (iii) Sole power to dispose or to direct the disposition of:
                         7,479,575 shares

                    (iv) Shared power to dispose or to direct the disposition
                         of: 0 shares


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
               PERSON: Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

               Not applicable.
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CUSIP No. 00971T101                                            Page 4 of 5 pages

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:  Not applicable.


ITEM 10.       CERTIFICATIONS: Not applicable.



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CUSIP No. 00971T101                                            Page 5 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2004                                /s/ F. Thomson Leighton
                                                         -----------------------
                                                         F. Thomson Leighton